

December 13, 2010

Via U.S. Mail and Facsimile to (337) 268-4031

Daryl G. Byrd
President, Chief Executive Officer and Director
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501

> **Re:** **IBERIABANK Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 000-25756**

Dear Mr. Byrd:

We have reviewed your response dated November 18, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Note 5 – Loans Receivable, page 105

1. We note your response to comment 1 in your November 18, 2010 response letter. Please expand on your response to provide additional information regarding your computation of the accretable yield.

September 30, 2010 Form 10-Q

Consolidated Statements of Cash Flows, page 5

2. We note your response to comment 2 in your November 18, 2010 response letter. It appears that you corrected your March 31, 2010 presentation by moving two non-cash adjustments that do no impact net income to other line items in your statement of cash flows. It appears that these non-cash items should not be reported in the statement of cash flows. Please revise accordingly or advise us why the items should continue to be presented your Statements of Cash Flows and clarify in what line items in the September 30, 2010 Form 10-Q you have presented them.

Note 3 – Earnings Per Share, page 7

3. We note your disclosure in the March 31, 2009 Form 10-Q regarding your adoption of FSP EITF No. 03-6-1 and your disclosure here related to your unvested restricted stock. Please tell us in detail how you determined that dividends on unvested restricted stock were non-forfeitable. We note you disclose forfeitures of restricted stock shares in your roll forward on page 23 and we note the guidance in paragraph 7 of FSP EITF No. 03-6-1 which states that the right to receive dividends or dividend equivalents that the holder will forfeit if the award does not vest does not constitute a participation right.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-13494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief